February 12, 2007

VIA EDGAR

Linda VanDoorn

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Mail Stop 4561

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Sunstone Hotel Investors, Inc.

Form 10-K for Fiscal Year Ended December 31, 2005

Forms 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30, 2006

Commission File No. 001-32319

Dear Ms. VanDoorn:

This letter constitutes the response of Sunstone Hotel Investors, Inc., a Maryland corporation (the “Company”), to the comment letter of the Securities and Exchange Commission (the “Commission”) dated January 16, 2007. In our letter, we refer to the Staff of the Commission as the “Staff” and to the Form 10-Q for the fiscal quarter ended June 30, 2006 as the “Second Quarter 2006 Form 10-Q”. Comment numbering used for the response set forth below corresponds to the comment numbering used in the Staff’s letter.

Second Quarter 2006 Form 10-Q

Note 13—Subsequent Events, page 12

Comment 1: Please tell us how you concluded the forward sale agreement you entered into with Citigroup Global Markets in July 2006 was not required to be accounted for as a derivative under SFAS 133. Specifically, tell us how you concluded that the paragraph 11(a) scope exception in SFAS 133 is available given that the forward sale agreement does not appear to be solely indexed to your own common stock, as defined in EITF 01-6, given that:

•	the forward price is also based on the Federal Funds Rate; and

•	the forward price is subject to decrease if the cost to the forward counterparty of borrowing your common stock exceeds a specified amount.

903 Calle Amanecer, Suite 100 San Clemente, CA 92673

Response: We have concluded that we qualify for the paragraph 11(a) scope exception in SFAS 133 because these types of instruments are set at contracted prices that include a cost to carry that is consistent with industry practice in establishing a forward price. Essentially this is a pricing mechanism, not a derivative that can be used to hedge market conditions. By including changes to the forward sale price based on the Federal Funds Rate, the forward sale contract is more closely aligned with changes in value to the Company’s common stock as opposed to fluctuating due solely to the passage of time or changes in interest rates. Accordingly, by including an interest rate factor, changes to the forward sale price are more directly indexed to the Company’s own equity because the forward counterparty’s cost to borrow is based solely on the Company’s common stock price.

We have concluded that this forward sale agreement is indexed to our own common stock by following the rules of EITF 01-6. As a result of the fact that the forward sale contract is indexed to the Company’s stock, we followed the provisions of EITF 00-19. Accordingly this instrument is properly accounted for as an equity instrument and not a derivative liability.

If you have any questions concerning the foregoing, please contact the undersigned at (949) 369-4212. We would appreciate it if you could direct your response, if any, to this submission to Ken Cruse at the Company as you did with the comment letter responded to in this letter. Mr. Cruse’s fax number is (949) 369-3151.

Very truly yours,

/s/ Ken Cruse
Ken Cruse

cc:	Jon Kline

Bill Wagner

903 Calle Amanecer, Suite 100 San Clemente, CA 92673